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                            May 4, 2021

       Derrick Jensen
       Chief Financial Officer
       Quanta Services, Inc.
       2800 Post Oak Boulevard, Suite 2600
       Houston, TX 77056

                                                        Re: Quanta Services,
Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on March 1,
2021
                                                            File No. 001-13831

       Dear Mr. Jensen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       EBITDA and Adjusted EBITDA, page 47

   1. We note that EBITDA includes adjustments for the equity in (earnings) losses of non-
                                                        integral unconsolidated
affiliates and interest, taxes, depreciation and amortization of integral unconsolidated
entities. Tell us what consideration you gave to Question 103.01 of the Non-GAAP
Financial Measures C&DIs when determining that these adjustments were appropriate to
arrive at a measure labeled EBITDA. Please also advise us how the
                                                        $9,994 equity in losses
of unconsolidated affiliates has been recorded in your financial statements, as the
amount does not reconcile to the discussion of Other income (expense), net found on page 44.

       10. Income Taxes, page 98

   2. We note that your valuation allowance decreased $60.9 million from December 31,
 Derrick Jensen
Quanta Services, Inc.
May 4, 2021
Page 2
         2019 to December 31, 2020. Given that your effective tax rate reconciliation indicates that the change in the valuation allowance impacted the reconciliation by approximately $31.1 million please please provide us with an understanding of the differences impacting both schedules. Furthermore, we note your disclosure that $45.1 million of the $60.9 million decrease in the valuation allowance related to certain foreign tax credits. Given that your foreign tax credits decreased by only $4.4 million, please further explain the facts and circumstances that led to the $45.1 million decrease in the valuation allowance related to the foreign tax credits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
you have any questions.



FirstName LastNameDerrick Jensen                               Sincerely,
Comapany NameQuanta Services, Inc.
                                                               Division of
Corporation Finance
May 4, 2021 Page 2                                             Office of Real
Estate & Construction
FirstName LastName